Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-200147

Dated February 12, 2015

AND TRUST FINANCIAL CORP.

News Release

For Immediate Release

Contact:

C. Harril Whitehurst, Jr.

Executive Vice President and CFO

804-897-3900

hwhitehurst@villagebank.com

VILLAGE BANK AND TRUST FINANCIAL CORP.

REPORTS RESULTS OF OPERATIONS FOR THE FOURTH QUARTER 2014

Midlothian, Virginia, February 12, 2015. Village Bank and Trust Financial Corp. (the “Company”) (NASDAQ symbol: VBFC), parent company of Village Bank (the “Bank”), today reported a fourth quarter 2014 loss of $336,000 and a net loss available to common shareholders, which deducts from net income the dividends and discount accretion on its preferred stock, of $710,000, or $2.11 per fully diluted common share. For the year ended December 31, 2014 the Company had a net loss of $1,037,000 and a net loss available to common shareholders of $2,473,000, or $7.39 per fully diluted share. Those results compare to a net loss of $3,818,000 and a net loss available to common shareholders of $4,040,000, or $14.10 per fully diluted common share, for the fourth quarter of 2013, and a net loss of $4,007,000 and a net loss available to common shareholders of $4,893,000, or $18.06 per fully diluted common share, for the year ended December 31, 2013.

Fourth quarter results were materially impacted by the following factors:

•	There was a loss on the sale of securities of $196,000 as further discussed below.
•	Interest income declined by $160,000, or 4%, from the third quarter of 2014, and by $591,000, or 13%, from the fourth quarter of 2013 as the Company continued its efforts to reduce classified assets and real estate loan concentrations. Interest income also declined as a result of the sale of securities early in the fourth quarter. The proceeds from these sales were reinvested in student loans on December 30, 2014 which are expected to have a positive impact on first quarter 2015 interest income.
•	There was no provision for loan losses in the fourth or third quarters of 2014 compared to $350,000 provided in the fourth quarter of 2013.
•	Village Bank Mortgage Corporation had a small pretax loss of $9,500 for the fourth quarter. This represented a decline of $145,000 from the pretax income experienced in the third quarter of 2014 and an improvement of $158,000 from the pretax loss experienced in the fourth quarter of 2013. Overall, the mortgage lending market softened in 2014 compared to 2013 resulting in a decline in pretax earnings year over year of $1,710,000 exacerbated by weather disruptions in the first quarter of 2014. After a loss in the first quarter of 2014, management recognized the slowing mortgage lending market and reduced staffing and overhead expenses which produced pretax profit of $251,000 for the final three quarters.
•	Noninterest expenses excluding expenses related to foreclosed assets declined by $108,000, or 2%, from the third quarter of 2014, and by $725,000, or 13%, from the fourth quarter of 2013.
•	Expenses related to foreclosed assets amounted to $194,000, a decrease of $171,000 from the third quarter of 2014 and a decrease of $3,312,000 from the fourth quarter of 2013.

Asset Quality

•	Continued improvement in asset quality during the fourth quarter of 2014 (in thousands).

Quarter ending	12/31/2014	9/30/2014	6/30/2014	3/31/2014	12/31/2013
Classified Assets	$30,684	$36,779	$45,748	$53,778	$61,690
Nonperforming Assets (NPAs)	20,116	23,550	25,818	31,710	35,389
Net Charge-offs (Recoveries)	(71)	22	920	738	1,739
OREO Expense	194	364	404	282	3,506

•	NPAs (nonaccrual loans and foreclosed real estate) were reduced by $15.3 million, or 45% during 2014.
•	We achieved our stated goal of reducing Classified Assets, a broader measure of problem assets, by 50% during 2014.

Securities Sales

•	At September 30, 2014, we held $55.5 million in securities with an aggregate unrealized loss of $2.44 million. $34.8 million of those securities had remaining maturities of 8 years or more.
•	During the fourth quarter, we made a strategic decision to substantially reduce our exposure to rising interest rates by selling $16.1 million of long dated fixed rate securities and reinvesting most of the proceeds in $15 million of variable rate federally rehabilitated student loans. We also paid off some higher cost brokered time deposits during the quarter.
•	We have continued that strategy in the first quarter of 2015 during which time we have sold an additional $6.4 million in long dated fixed rate securities at a modest gain on sale.
•	The fourth quarter sales produced a loss on sale of $196,000 for the quarter but, as a result of these sales and reductions in market interest rates, the securities portfolio unrealized loss decreased by $1.46 million during the fourth quarter of 2014 to $0.98 million at December 31, 2014.
•	As described below, approximately $15 million of the proceeds were reinvested in federally guaranteed student loans on December 30, 2014. The lag between the sale of the securities and the purchase of the student loan portfolio reduced net interest income by approximately $80,000 during the fourth quarter of 2014. However, this shift in strategy substantially reduced our securities portfolio exposure to rate increases in future periods.

Student Loan Purchase

•	On December 30, 2014, the Bank used proceeds from the sale of securities to purchase a second portfolio of rehabilitated student loans guaranteed by the Department of Education (“DOE”) totaling approximately $15 million.
•	This complements a $19 million portfolio purchased on July 29, 2014 and disclosed in our second quarter Form 10-Q.
•	The DOE guarantee covers approximately 98% of principal and accrued interest.

•	The loans are serviced by a third-party servicer that specializes in handling the special needs of the DOE student loan programs.
•	While the first portfolio was a seasoned portfolio purchased from another bank, the second portfolio was purchased directly from the guarantor and was not seasoned. Life-time defaults are anticipated to be approximately 45% on the second portfolio versus 16% for the seasoned portfolio. We are amortizing the premium paid for each portfolio based on its respective anticipated default rate to approximate a level yield in earnings.
•	Management views these guaranteed student loans as attractive for the following reasons:
o	The yield is comparable to the securities portfolio.
o	The loans carry a DOE guaranty of approximately 98% of principal and accrued interest.
o	The interest rates are adjustable.
o	The loans do not carry the mark-to-market risk of the securities portfolio.
o	The loans bear a 20% risk weighting for risk based capital purposes due to the DOE guaranty which is comparable to highly rated investment securities.
o	The loans are expected to produce cash flows that the Bank can reinvest as we rebuild organic loan production.

Earnings

We still have work to do in rebuilding core earnings, but made progress on several fronts during the fourth quarter of 2014:

•	We enhanced our capacity to produce loans. Our expanded commercial banking team increased loan production to $26.6 million during the second half of the year compared with $16.2 million during the first six months. We also implemented a more efficient and competitive consumer lending process and updated loan products during the fourth quarter.
•	We continued to improve the mix of our deposit base and in the process lowered our deposit costs by 3 basis points for the quarter and 10 basis points for the year. We grew our core low cost deposits (DDA, NOW and Savings) 11% during the quarter and 16% during the year. We paid off brokered deposits as they matured and lowered rates on non-relationship CDs to reduce interest costs and allow for some runoff. As a result, noninterest bearing deposits accounted for 20% of total deposits at December 31, 2014 compared to 15% at December 31, 2013.
•	Fourth quarter fee income in the Bank (excluding rental income on Watkins Centre and mortgage origination income) was 1% higher than the third quarter of 2014 and 14% higher than the fourth quarter of 2013. Full year fee income in the Bank (excluding rental income on Watkins Centre and mortgage origination income) was 12% higher than 2013. The Bank is having success growing commercial banking relationships, and this success is driving low cost deposit and fee income growth in the Bank.
•	As a result of previously announced initiatives, total noninterest expenses for the quarter were 5% lower than the third quarter and 44% lower than the fourth quarter of 2013. Full year noninterest expenses were $8.4 million (28%) lower than 2013. During the fourth quarter, the Company relocated its headquarters and almost all of the staff that had been based at Watkins Centre to new space which will reduce our occupancy costs.

Capital

Despite the loss in the fourth quarter, the Bank’s regulatory capital ratios improved. With an improvement in the risk profile of assets during the quarter, the total risk-based capital ratio improved to 12.08% at December 31, 2014, surpassing the 11% regulatory requirement established by our agreement with our regulators. In order to meet the Tier 1 leverage capital ratio of 8% required by our agreement with our regulators, we need to return to profitability or raise additional capital. The actions we are taking to reduce expenses, grow revenues and improve asset quality are expected to improve profitability which would increase our Tier I capital and, combined with our proposed shareholder rights offering, position us to recover some or all of the valuation established allowance against our deferred tax asset.

The Bank’s capital ratios at the indicated dates were as follows:

			Required by
	Actual		Regulatory
	12/31/2014	9/30/2014	Agreement

Tier 1 leverage ratio	7.18%	7.11%	8.00%

Total risk-based capital ratio	12.08%	11.88%	11.00%

About Village Bank and Trust Financial Corp.

Village Bank and Trust Financial Corp. was organized under the laws of the Commonwealth of Virginia as a bank holding company whose activities consist of investment in its wholly-owned subsidiary, Village Bank. Village Bank is a full-service Virginia-chartered community bank headquartered in Midlothian, Virginia with deposits insured by the Federal Deposit Insurance Corporation.  The Bank has eleven branch offices. Village Bank and its wholly-owned subsidiary, Village Bank Mortgage Corporation, offer a complete range of financial products and services, including commercial loans, consumer credit, mortgage lending, checking and savings accounts, certificates of deposit, and 24-hour banking.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the Company’s plans, objectives, expectations and intentions and other statements contained in this release that are not historical facts; and (ii) other statements identified by words such as “expects” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “projects,” or words of similar meaning generally intended to identify forward-looking statements. These forward-looking statements are based on the current beliefs and expectations of the Company’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond management’s control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed or implied in these forward-looking statements because of numerous possible uncertainties.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) adverse governmental or regulatory policies may be enacted; (2) the interest rate environment may compress margins and adversely affect net interest income; (3) results may be adversely affected by continued diversification of assets and adverse changes to credit quality; (4) competition from other financial services companies in the Company’s markets could adversely affect operations; (5) a continuance of the current economic slowdown could adversely affect credit quality and loan originations; and (6) social and political conditions such as war, political unrest and terrorism or natural disasters could have unpredictable negative effects on our businesses and the economy. Additional factors, that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in the Company’s reports (such as our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available on the SEC’s Web site at www.sec.gov.

Financial Highlights

(Dollars in thousands, except per share amounts)

	December 31,
	2014	2013
Balance Sheet Data
Total assets	$434,004	$444,173
Investment securities	39,542	57,748
Loans held for sale	9,914	8,371
Loans, net	281,139	280,007
Deposits	378,860	390,628
Borrowings	26,066	29,477
Stockholders' equity	19,058	18,244
Book value per share	$12.32	$10.66
Total shares outstanding	350,622	333,644

Asset Quality Ratios
Allowance for loan losses to:
Loans, net of deferred fees and costs	2.00%	2.52%
Nonaccrual loans	76.62%	38.82%
Nonperforming assets to total assets	4.63%	7.97%

	Three Months Ended		Year Ended
	December 31,		December 31,
	2014	2013	2014	2013
	(Unaudited)
Selected Operating Data
Interest income	$3,976	$4,567	$16,578	$19,614
Interest expense	833	971	3,560	4,425
Net interest income before
provision for loan losses	3,143	3,596	13,018	15,189
Provision for loan losses	-	350	100	1,173
Noninterest income	1,706	2,158	7,889	12,255
Noninterest expense	5,185	9,222	21,844	30,278
Income tax expense (benefit)	-	-	-	-
Net loss	(336)	(3,818)	(1,037)	(4,007)
Net loss available to
common shareholders	(710)	(4,040)	(2,473)	(4,893)
Loss per share
Basic and diluted	$(2.11)	$(14.10)	$(7.39)	$(18.06)

Performance Ratios
Return on average assets	(0.31)%	(3.35)%	(0.48)%	(0.84)%
Return on average equity	(7.03)%	(72.25)%	(10.95)%	(17.17)%
Net interest margin	3.40%	3.66%	3.46%	3.66%
Efficiency	106.93%	160.27%	104.48%	110.33%
Efficiency (excluding expenses
related to foreclosed assets)	102.94%	99.35%	98.53%	84.52%

Net income (loss)	$(335,922)		$(1,036,690)

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Village Bank and Trust Financial Corp. (the “Company”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov or by visiting the Company’s Investor Relations website at www.investors.villagebank.com. Alternatively, the Company or either of the sales agents participating in the offering will arrange to send you the prospectus if you request it by calling the Company at (804) 897-3900 or the sales agents at (216) 378-1297.